Exhibit 99.1

Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The Unaudited Condensed Consolidated Financial Statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the Unaudited Condensed Consolidated Financial Statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the Unaudited Condensed Consolidated Financial Statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Financial Statements have not been reviewed by the Company’s auditors.

The Unaudited Condensed Consolidated Financial Statements for the period  ended March 31, 2012 were approved by the Board of Directors and signed on its behalf on May 07,  2012.

S. E. Hayden	S. R. Curtis
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of comprehensive income
(In thousands of Canadian dollars except for earnings per share amounts)
For the three months ended March 31	Note	2012	2011
		$	$
			(Restated)(1)
Unaudited
Revenue		17,503	11,226
Less: Royalty		1,227	455
Production costs	7	6,444	4,950
Depreciation		836	573
Gross profit		8,996	5,248

Administrative expenses	8	801	735
Share-based payment expense		-	1,102
Foreign exchange loss/(gain)		18	-
Results from operating activities		8,177	3,411

Finance income	9	-	-
Finance cost	9	46	155
Net finance (costs)/income		(46)	(155)
Profit before income tax		8,131	3,256

Income tax expense	11	1,020	1,362

Profit for the period		7,111	1,894

Other comprehensive (loss)/income
Foreign currency translation differences for foreign operations		(815)	(714)
Other comprehensive income for the period, net of income tax		(815)	(714)
Total comprehensive income for the period		6,296	1,180

Earnings per share
Basic earnings per share	17	$0.014	$0.0038
Diluted earnings per share		$0.014	$0.0035

(1) Withholding taxes paid have been reallocated to Income tax expense from Administrative expenses

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)
Unaudited		March 31,	December 31,
As at	Note	2012	2011
		$	$

Assets
Property, plant and equipment	10	33,415	33,918
Other investments	12	5	5
Deferred tax asset		325	325
Total non-current assets		33,745	34,248

Inventories	13	4,434	4,482
Prepayments		638	334
Trade and other receivables	14	3,123	3,652
Cash and cash equivalents	15	16,288	9,686
Total current assets		24,483	18,154
Total assets		58,228	52,402

Equity and liabilities
Share capital	16	196,163	196,163
Contributed surplus		3,407	3,407
Accumulated other comprehensive income/(loss)		(1,949)	(1,134)
Accumulated deficit		(151,311)	(158,422)
Total equity		46,310	40,014

Liabilities
Provisions	20	1,758	1,785
Deferred tax liability		5,893	6,037
Total non-current liabilities		7,651	7,822

Trade and other payables	21	4,267	3,841
Income taxes payable		-	295
Bank overdraft	15	-	430
Total current liabilities		4,267	4,566
Total Liabilities		11,918	12,388
Total equity and liabilities		58,228	52,402

On behalf of the Board:

“S.E. Hayden”                                           Director
“Robert W. Babensee”                            Director

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital		Investment Revaluation Reserve		Translation reserve		Contributed surplus		Accumulated deficit		Total
Unaudited		$		$		$		$		$		$

Balance at December 31, 2010			196,125		5		(1,404)		2,306		(170,552)		26,480
Comprehensive income for the year							265				12,130		12,395
Shares issued			38										38
Share-based compensation expense	19								1,101				1,101
Balance at December 31, 2011			196,163		5		(1,139)		3,407		(158,422)		40,014
Comprehensive income for the period			-		-		(815)		-		7,111		6,296
Balance as March 31, 2012			196,163		5		(1,949)		3,407		(151,221)		46,310

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)
For the 3 months ended March 31,	Note	2012	2011
Unaudited		$	$
			(Restated)(1)
Cash flows from operating activities
Profit for the period		7,111	1,894
Adjustments to reconcile net cash from operations	22	1,680	3,172
Changes in non-cash working capital	22	405	(72)
Cash flows generated from continuing operations		9,196	4,994
Tax paid		(1,020)	(308)
Interest paid		(46)	(155)
Net cash from operating activities		8,130	4,531
Cash flows from investing activities
Property, plant and equipment additions		(1,098)	(3,523)
Net cash used in investing activities		(1,098)	(3,523)

Cash flows from financing activities
Bank overdraft increase (decrease)		(430)	64
Net cash from (used in) financing activities		(430)	64
Net increase/(decrease) in cash and cash equivalents		6,602	1,072
Cash and cash equivalents at beginning of period		9,686	1,145
Cash and cash equivalents at the end of the period	15	16,288	2,217

(1) Withholding taxes paid have been reallocated to Income tax expense from Administrative expenses.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The unaudited condensed consolidated interim financial statements of the Company as at March 31, 2012 comprise the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group primarily is involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements.

These condensed consolidated interim financial statements were authorised for issue by the Board of Directors on May 7, 2012.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	available for sale financial assets are measured at fair value

(c) Presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollar, which is the Company’s functional currency. All financial information presented in Canadian dollar has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2011.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

4          Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2011.

5          Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk

•	Interest rate risk

•	Credit risk

•	Liquidity risk

•	Commodity price risk

The Group’s exposure to each of the above risks and the policies adopted to manage and mitigate such risks are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2011.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency Risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Below is a summary of the cash and cash equivalents denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2012	2011
	$	$
Cash	15,728	9,210
Bank overdraft	-	(430)
Trade receivables	3,099	3,474
Trade payables	(3,556)	(3,413)

 (b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Group due to higher interest rates being paid in African countries compared to Canada.

 Fluctuations in market interest rates have not had a significant impact on the Group’s results of operations.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

(d) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe, certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, Assets all risk and comprehensive cover on all motor vehicles. Further insurance cover is currently under review.

6          Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group’s capital includes shareholder’s equity, comprising issued common shares, contributed surplus, accumulated other comprehensive income, accumulated deficit and bank loans.

 The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at March 31, 2012 the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

7              Production costs

	2012	2011
	$	$
Wages	1,739		1,612
Consumable materials	3,782		2,868
Site restoration	11		13
Exploration	107		4
Safety	92		125
Administration	713		328
	6,444		4,950

8              Administrative expenses

	2012	2011
	$	$
Investor relations	84		84
Indigenisation	98		-
Management contract fee	153		171
Directors fees	43		-
Audit fee	45		78
Legal fee	44		13
Accounting services fee	8		15
Listing fees	54		19
Salaries and wages	244		274
Other	27		81
	801		735

9              Finance income and finance costs

Recognised in profit or loss
	2012	2011
	$	$
Finance income	-		-
Interest expense on financial liabilities measured at amortised cost	46		155
Net finance costs recognised in profit or loss	46		155

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

10              Property, plant and equipment

	Land and buildings		Mineral properties being depleted		Mineral properties not being depleted		Plant and equipment		Fixtures and fittings		Motor vehicles		Total
	$		$		$		$		$		$		$
Cost
Balance at January 1, 2011		4,146		9,000		8,536		15,543		1,083		770		39,078
Additions		93		757		2,726		4,485		91		376		8,528
Disposals		-		-		-		-		-		(4)		(4)
Impairment (1)		-		-		(3,884)		-		-		-		(3,884)
Foreign exchange movement		(39)		177		65		(30)		(22)		13		164
Balance at December 31, 2011		4,200		9,934		7,443		19,998		1,152		1,155		43,882

Balance at January 1, 2012		4,200		9,934		7,443		19,998		1,152		1,155		43,882
Additions		51		688		119		6		7		227		1,098
Disposals		-		-		(3)		-		-		-		(3)
Impairment (1)		-		-		-		-		-		-		-
Foreign exchange movement		(64)		(224)		(161)		(402)		(6)		(27)		(884)
Balance at March 31, 2012		4,187		10,398		7,398		19,602		1,153		1,355		44,093

(1)  The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted by the Department of Mineral & Energy. As a consequence of the delay in the receipt of the valid right, no funding was allocated to this project

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

    10           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	68	166	-	545	17	40	836
Disposals	-	-	-	-	-	-	-
Foreign exchange movement	(17)	(35)		(55)	(2)	(13)	(122)
Balance at March 31, 2012	788	1,659	-	6,668	938	625	10,678

Carrying amounts
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918
At March 31, 2012	3,399	8,739	7,398	12,934	215	730	33,415

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

    10           Property, plant and equipment (continued)

Recoverability

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

11              Income Tax

	March 31, 2012		March 31, 2011
	$		$
Income Tax		232		459
Deferred tax		145		691
Withholding tax		643		212
		1,020		1,362

12              Other investments

	March 31, 2012	December 31, 2011
	$	$
Current investments
Available for sale financial assets	5	5

The fair value of the shares held in Old Mutual Plc is $5(2010: $5 and January 1, 2010: $5).

13              Inventories

	March 31, 2012		December 31, 2011
	$		$
Consumable stores		4,434		3,899
Gold in progress		-		583
		4,434		4,482

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

14              Trade and other receivables

	March 31, 2012		December 31, 2011
	$		$
Bullion sales receivable		2,023		2,278
VAT receivable		748		694
Deposits for stores and equipment		352		680
Current portion		3,123		3,652

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 5.

15              Cash and cash equivalents

	March 31, 2012		December 31, 2011
	$		$
Bank balances		16,288		9,686
Cash and cash equivalents		16,288		9,686
Bank overdrafts used for cash management purposes		-		(430)
Cash and cash equivalents in the statement of cash flows		16,288		9,256

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 5.

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

16              Equity

Share capital

Authorised
Unlimited number of common shares of CAD of no par value
Unlimited number of preference shares of CAD of no par value.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Issued	Number of common shares	Amount
December 31, 2011	500,549,303	196,163
March 31, 2012	500,549,303	196,163

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company’s discretion, or whenever dividends to common shareholders are declared. They do not have the right to participate in any additional dividends declared for common shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company’s residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Investment Revaluation Reserve

The investment revaluation reserve arises from the valuation of investments at fair value through other comprehensive income.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Contributed surplus

The contributed surplus comprises the cumulative net change resulting from share based payments.

17              Earnings per share

Basic earnings per share

The calculation of basic earnings per share at March 31, 2012 was based on the profit/ loss attributable to common shareholders of $7,111 (2011: $1,894), and a weighted average number of common shares outstanding of 500,549,303 (2011: 500,169,303), calculated as follows:

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Weighted average number of common shares

(In number of shares)	2012	2011
Issued common shares at January 1	500,549,303	500,169,303
Weighted average number of common shares at March 31	500,549,303	500,169,303

Diluted earnings per share

The calculation of diluted earnings per share at March 31, 2012 was based on the profit attributable to common shareholders of $7,111 (2010: $1,894), and a weighted average number of common shares and potentially dilutive shares outstanding of 510,032,939 (2011: 542,709,303), calculated as follows:

Weighted average number of common shares

(In number of shares)	2012	2011
Weighted average number of common shares (basic) at January 1	500,549,303	500,169,303
Effect of dilutive options	9,483,636	42,540,000
Weighted average number of common shares (diluted) at March 31	510,032,939	542,709,303

18              Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees

19              Share-based payments

Description of the share-based payment arrangements

At March 31, 2012 the Group has the following share-based payment arrangement:

Share option programme (equity-settled)

The Group has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. In accordance with these programmes, options are granted at the market price of the shares at the date of grant.

Terms and conditions of share option program

The terms and conditions relating to the grants of the share option program are as follows; all options are to be settled by physical delivery of shares. Under the current plan, the maximum term of the options is 5 years.  Under the Plans, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Group, and as at March 31, 2012, the Group has the following options outstanding:

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Number of Options	Exercise Price	Expiry Date
	$
9,450,000	0.07	April 24, 2012
1,300,000	0.07	May 31, 2012
13,320,000	0.07	March 18,2013
1,000,000	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
42,540,000	0.093

Disclosure of share option program

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2012 and 2011 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding and exercisable at December 31, 2010	32,580,000		0.07	(1)
Granted	16,460,000		0.13
Forfeited or expired	(6,500,000)		0.07
Options outstanding and exercisable at December 31, 2011	42,540,000		0.093
Options outstanding and exercisable at March 31, 2012	42,540,000		0.093

(1)	As a result of the re-pricing of the options in 2010, the weighted average exercise price was changed to $0.07.

The vesting of options is made at the discretion of the board of directors at the time the options are granted.

Employee expenses
	2012	2011
	$	$
Share options granted in 2011	-		1,101
Total expense recognised as employee costs	-		1,101

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2011 and 2010.

	2012	2011
Fair value of share options and assumptions
Risk-free interest rate	-	1.1%
Expected dividend yield	-	Nil
Expected stock price volatility	-	60.47%
Expected option life in years	-	5
Exercise price	-	0.13
Share price at grant date	-	0.13
Fair value at grant date	-	0.067
Expected forfeiture rate	-	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

20              Provisions

	Site restoration
	$
Balance at January 1, 2011		1,899
Foreign currency adjustment		(47)
Unwind of discount		50
Adjustment made during the period		(117)
Balance at December 31, 2011		1,785

Balance at January 1, 2012		1,785
Foreign currency adjustment		(38)
Unwind of discount		-
Adjustment made during the period		11
Balance at March 31, 2012		1,758

Non-current		1,758
Current		-

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

The non-credit adjusted discount rates currently applied in the calculation of the net present value of the provision is 1.96% and 5% (2010 – 1.25% and 5%)

20              Provisions – (continued)

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2024, for Blanket, based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

21              Trade and other payables

	2012	2011
	$	$
Other trade payables	3,513		3,087
Non-trade payables and accrued expenses	754		754
	4,267		3,841

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

22              Cash flow

Items not involving cash are as follows:
	2012	2011
	$	$
Net finance costs (income)	46		155
Income tax expense	1,020		458
Deferred tax	145		691
Site restoration	11		13
Share-based payment expense	-		1,102
Depreciation	836		573
Foreign exchange	(378)		180
	1,680		3,172

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

22              Cash flow – (continued)

Net changes in non-cash working capital

	2012	2011
	$	$
Trade and other payables	424	2,045
Income taxes payable	(295)	-
Trade and other receivables	529	(2,549)
Inventories	51	427
Prepayments	(304)	5
	405	(72)
23              Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 19).

	Three months ended March 31
	Note	2012	2011
		$	$
Management fees, allowances paid or accrued to a company which provides the services of the Company’s President	i	153	140
Rent for office premises paid to a company owned by members of the President’s family		11	14
Legal fees paid to a law firm where a Director is a partner		40	12
Fees, allowances and interest paid to the former Chairman of the Board	ii	-	5

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

(ii) On January 31, 2005, the Group entered into an agreement (the “Chairman’s Agreement”) with the Group’s former Chairman for services as the non-executive Chairman of the board of directors of the Group.  This agreement was terminated in December 2010.

24              Group entities

	Country of incorporation	March 31, 2012	December 31, 2011
Significant subsidiaries		%	%
Caledonia Holdings Zimbabwe (Private) Ltd	Zimbabwe	100	100
Caledonia Mining Services Ltd	Zimbabwe	100	100
Caledonia Kadola Ltd	Zambia	100	100
Caledonia Mining (Zambia) Ltd	Zambia	100	100
Caledonia Nama Ltd	Zambia	100	100
Caledonia Western Ltd	Zambia	100	100
Dunhill Enterprises Ltd	Panama	100	100
Eersteling Gold Mining Corporation Ltd	South Africa	100	100
Fintona Investments (Proprietary) Ltd	South Africa	100	100
Greenstone Management Services Ltd	United Kingdom	100	100
Greenstone Management Services (Pty) Ltd	South Africa	100	100
Maid O’ Mist (Pty) Ltd	South Africa	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100
Caledonia Holdings (Africa) Ltd	Zimbabwe	100	100
Blanket (Barbados) Holdings Ltd	Barbados	100	100
Blanket Mine (1983) (Private) Ltd	Zimbabwe	100	100

25               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Canada, Zimbabwe, South Africa and Zambia.

The accounting policy of the reportable segments is the same as described in note 4.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Information about reportable segments

2012	Canada	Zimbabwe		South Africa		Zambia		Total
	$	$		$		$		$
External Revenue	1		17,502		-		-		17,503
Royalty	-		(1,227)		-		-		(1,227)
Production costs	-		(6,363)		(81)		-		(6,444)
Administrative and share-based payment expenses	(568)		-		(233)		-		(801)
Depreciation	-		(787)		(49)		-		(836)
Impairment	-		-		-		-		-
Finance income	-		-		-		-		-
Finance cost	-		(46)		-		-		(46)
Foreign exchange gain/(loss)	`(14)		(4)		-		-		(18)
Segment profit before income tax	(581)		9,075		(363)		-		8,131

Income tax expense	-		(1,020)		-		-		(1,020)
Segment profit after income tax	(581)		8,055		(363)		-		7,111
Geographic segment assets:
Current	10,740		9,740		3,963		42		24,483
Non Current	55		25,318		1,136		7,236		33,745
Expenditure on property, plant and equipment			975		4		119		1,098
Geographic segment liabilities
Current	643		3,186		431		7		4,267
Non-current	-		7,336		315		-		7,651

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

25               Operating Segments – (continued)

2011	Canada		Zimbabwe		South Africa		Zambia		Total
	$		$		$		$		$
External revenues		-		11,226		-		-		11,226
Royalty		-		(455)		-		-		(455)
Production costs		-		(4,719)		(231)		-		(4,950)
Administrative and share-based payment expenses		(1,505)		(274)		(58)		-		(1,837)
Depreciation		-		(567)		(6)		-		(573)
Other (expenses)/income		--		-		-		-		-
Finance income		-		-		-		-		-
Finance expense		(34)		(121)		-		-		(155)
Foreign exchange gain/(loss)		-		-		-		-		-
Segment profit before income tax		(1,539)		5,090		(295)		-		3,256
Income tax expense		-		(1,362)		-		-		(1,362)
Segment profit after income tax		(1,539)		3,728		(295)		-		1,894
Geographic segment assets:
Current		1,718		6,094		1,506		41		9,359
Non-current		55		24,627		1,344		4,525		30,551
Expenditure on property, plant and equipment				3,356				167		3,523
Geographic segment liabilities
Current		416		5,347		1,328		7		7,098
Non-current		-		7,362		347		-		7,709

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

25               Operating Segments – (continued)

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2012		2011
	$		$
Revenues
Total revenue for reportable segments		19,559		14,005
Elimination of inter-segment revenue		(2,056)		(2,779)
Consolidated revenue		17,503		11,226

Profit or loss
Total profit or loss before tax for the reportable segments	10,373	5,906
Elimination of inter-segment profits	(2,242)	(2,650)
Consolidated profit before income tax	8,131	3,256

Assets
Total assets for reportable segments	59,940	53,417
Elimination of inter-segment profits	(1,712)	(1,015)
Consolidated total assets	58,228	52,402

Liabilities
Total liabilities for reportable segments	11,918	12,388

Other material items 2012

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	-	-	-
Finance cost	46	-	46
Expenditure on property, plant and equipment	1,098	-	1,098
Depreciation	886	(50)	836

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

25               Operating Segments – (continued)

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	-	-	-
Finance cost	155	-	155
Expenditure on property, plant and equipment	3,566	(43)	3,523
Depreciation	597	(24)	573

Major customer

Revenues from one customer of the Group's Zimbabwe segment represents approximately $17,503 (2011: $11,226) of the Group's total revenues.

26                Subsequent events

26.1                On February 20, 2012 Caledonia announced it has signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective 51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million on the following basis:

•	16% will be sold to the National Indigenisation and Economic Empowerment Fund;

•	10% will be sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;

•	15% will be sold to identified Indigenous Zimbabweans; and

•	10% will be donated to the Blanket Gwanda Community Trust. Blanket will also make a non-refundable donation of US$1.0 million to the Trust as soon as it has been established.

Caledonia will facilitate the vendor funding of these transactions (other than the 10% interest which will be donated to the Community Trust) which will be repaid by way of future dividends from Blanket.

Caledonia has undertaken to complete the implementation of all the components of the indigenisation transaction as soon as possible.  The Government of Zimbabwe has agreed that implementation of the terms of the MoU will constitute full compliance by Blanket and Caledonia with the requirements of the Act.

Pursuant to the above Caledonia signed agreements for the sale of 15% of Blanket Mine to a consortium of Indigenous Zimbabweans for a consideration of US$11.008 million and the sale of 10% of Blanket Mine to the Management and Employee Trust for a consideration of US$7.339 million.  Caledonia will facilitate the vendor funding of these transactions which will be repaid by way of future dividends from Blanket.  Outstanding balances on the facilitation loans will attract interest at a rate of 10% over the 12-month LIBOR.  The timing for the repayment of the facilitation loans will depend on the future financial performance of the Blanket Mine.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Completion of the agreements is subject to several conditions precedent which include Caledonia receiving confirmation from the Government of Zimbabwe that implementation of the terms of the MoU constitutes full compliance by Blanket and Caledonia with the requirements of the Indigenisation Act and certain approvals from the Reserve Bank of Zimbabwe.

Caledonia has submitted identical agreements to the parties concerned regarding the remaining two transactions envisaged in the MoU i.e. the sale of a 16% interest to the National Indigenisation and Economic Empowerment Fund and the donation of a 10% interest to a Gwanda Community Trust, and awaits their respective responses.

Further details of the MoU are subject to a confidentiality agreement.

The above transactions are anticipated to be accounted for in accordance with IFRS 2, Share based payments, however an estimate of the financial statement effects is dependent on the finalisation of the various agreements related to the above transactions

26.2                During April 2012  9,450,000 options were due for expiry. Of these 5,500,000 were exercised at $0.07 per share and the balance of 3,950,000 expired. A further 1,250,000 options which were due to expire in March 2013 were also exercised at $0.07 per share.

.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

Directors and Management at May 7, 2012

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant - Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended March 31, 2012 and 2011
(in thousands of Canadian dollars)

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa – Africa Office
Greenstone Management Services (Pty) Ltd.	AUDITORS
P.O. Box 834	BDO Canada LLP
Saxonwold 213	Chartered Accountants
South Africa	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Collins Stewart Europe Limited
88 Wood Street
CAPITALIZATION at May 7, 2012	London EC2V 7QR
Authorised: Unlimited	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:
Common Shares: 507,299,303	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 31,840,000	NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com